UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ___)*

EXFO ELECTRO-OPTICAL ENGINEERING INC.
(Name of Subject Company)
EXFO ELECTRO-OPTICAL ENGINEERING INC. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Subordinate Voting Shares without par value
(Title of Class of Securities)

302043 10 4
(CUSIP Number of Class of Securities)

Benoit Ringuette
EXFO Electro-Optical Engineering Inc.
400 Godin Avenue
Quebec City, Quebec, Canada
G1M 2K2
(418) 683-0211
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
with copies to:

Peter Villani Fasken Martineau DuMoulin LLP The Stock Exchange Tower P.O. Box 242 Suite 3700, 800 Victoria Square Montreal, Quebec, Canada H4Z 1E9 (514) 397-7400	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000
CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee

$25,884,000	$1,018

*	Estimated solely for the purpose of calculating the amount of the filing fee. This amount is based upon the offer to purchase for not more than Cdn$30,000,000 a combined aggregate of up to 8,823,529 subordinate voting shares of EXFO Electro-Optical Engineering Inc. at a price of Cdn$3.40 per share (which is the minimum purchase price under the tender offer) in cash and is calculated based on the inverse of the noon buying rate of Canadian dollars in the city of New York on November 5, 2008 as certified for customs purposes by the Federal Reserve Bank of New York (Cdn$1 = US$0.8628).
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Filing Party:
Form or Registration No.:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

     This Issuer Tender Offer Statement on Schedule TO is filed by EXFO Electro-Optical Engineering Inc., a corporation existing under the laws of Canada (“EXFO”). This Schedule TO relates to the issuer tender offer (the “Offer”) by EXFO to purchase up to an aggregate amount of Cdn$30,000,000 of its subordinate voting shares at a price of not less than Cdn$3.40 and not more than Cdn$3.90 per subordinate voting share, in cash (subject to applicable withholding taxes, if any) without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2008 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), the related Letter of Transmittal and Notice of Guaranteed Delivery (together with the Offer to Purchase and the Circular, which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”). This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(i), is incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated by reference into this item.
Item 2. Subject Company Information.
(a)	The name of the issuer is EXFO Electro-Optical Engineering Inc. The address and telephone number of its principal executive offices are: 400 Godin Avenue, Quebec City, Quebec, Canada G1M 2K2, (418) 683-0211.
(b)	The subject securities are subordinate voting shares without par value of EXFO. As of November 7, 2008, there were 30,606,791 subordinate voting shares issued and outstanding.
(c)	The information set forth in the Circular under “Price Range of Shares — Trading of Shares on Principal Markets” is incorporated by reference into this item.
Item 3. Identity and Background of Filing Person.
(a)	This Issuer Tender Offer Statement on Schedule TO is filed by EXFO, the issuer. The address and telephone number of EXFO is set forth under Item 2(a) and is incorporated by reference into this item. The information set forth in the Circular under “Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” is incorporated by reference into this item.
Item 4. Terms of the Transaction.
(a)	The material terms of the Offer as set forth in the Offer to Purchase and the Circular are incorporated by reference into this item.
(b)	The details regarding any purchases of subordinate voting shares from an officer, director or affiliate of EXFO are set forth in the Circular under “Interest of Directors and Officers; Transactions and Arrangements Concerning Shares,” “Acceptance of Offer and Arrangements with Shareholders” and “Commitments to Acquire Shares” and are incorporated by reference into this item.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Information regarding agreements involving EXFO’s securities is set forth in the Circular under “Previous Distributions,” “Interest of Directors and Officers; Transactions and Arrangements Concerning

Shares,” “Acceptance of Offer and Arrangements with Shareholders” and “Commitments to Acquire Shares” and is incorporated by reference into this item.
Item 6. Purpose of the Transaction and Plans or Proposals.
(a)	The information set forth in the Offer to Purchase under “Summary Term Sheet” and in the Circular under “Purpose and Effect of the Offer” is incorporated by reference into this item.
(b)	The information set forth in the Circular under “Purpose and Effect of the Offer” is incorporated by reference into this item.
(c)	The information set forth in the Circular under “Purpose and Effect of the Offer,” “Interest of Directors and Officers; Transactions and Arrangements Concerning Shares,” “Acceptance of Offer and Arrangements with Shareholders,” “Commitments to Acquire Shares,” “Material Changes in the Affairs of the Company” and “Going Private Transaction” is incorporated by reference into this item.
Item 7. Source and Amount of Funds or other Consideration.
     (a), (b) and (d) The information set forth in the Circular under “Source of Funds” is incorporated by reference into this item.
Item 8. Interest in Securities of Subject Company.
(a)	The information set forth in the Circular under “Interest of Directors and Officers; Transactions and Arrangements Concerning Shares — Ownership of Shares of the Corporation” is incorporated by reference into this item.
(b)	The information set forth in the Circular under “Previous Purchases and Sales” is incorporated by reference into this item. Except as set forth below, to the knowledge of EXFO, none of its executive officers, directors, associates, subsidiaries, or executive officers or directors of its subsidiaries have effected any transactions in the subordinate voting shares during the 60 days prior to November 10, 2008. On October 30, 2008, an associate of Allan Firhoj (Vice-President and General Manager, Life Sciences and Industrial Division) purchased 14,000 subordinate voting shares at Cdn$3.40 per share.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
(a)	The information set forth in the Offer to Purchase under “Summary Term Sheet” and in the Circular under “Dealer Managers,” “Depositary,” “Information Agent” and “Fees and Expenses” is incorporated by reference into this item.
Item 10. Financial Statements.
     (a)-(b) Not applicable. The consideration offered consists solely of cash, the Tender Offer is not subject to any financing condition and EXFO is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.
Item 11. Additional Information.

(a)(1)	The information set forth in the Circular under “Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” is incorporated by reference into this item.

(a)(2)	The information set forth in the Circular under “Legal Matters and Regulatory Approvals” is incorporated by reference into this item.

(a)(3)	Not applicable.

(a)(4)	The information set forth in the Circular under “Purpose and Effect of the Offer — Additional U.S. Securities Law Considerations” is incorporated by reference into this item.

(a)(5)	None.

(b)	None.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase, dated November 10, 2008 and the accompanying Issuer Bid Circular.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	None.

(d)(i)	Long Term Incentive Plan, dated May 25, 2000, as amended in October 2004 (effective January 12, 2005) (incorporated by reference to Exhibit 4.35 of EXFO’s Annual Report on Form 20-F for the fiscal year ended August 31, 2005 (File No. 000-30895)).

(d)(ii)	Deferred Share Unit Plan, effective January 12, 2005 (incorporated by reference to Exhibit 4.36 of EXFO’s Annual Report on Form 20-F for the fiscal year ended August 31, 2005 (File No. 000-30895)).

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

By:	/s/ Germain Lamonde
Name:	Germain Lamonde
Title:	President and Chief Executive Officer
Dated: November 10, 2008

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase, dated November 10, 2008 and the accompanying Issuer Bid Circular.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	None.

(d)(i)	Long Term Incentive Plan, dated May 25, 2000, as amended in October 2004 (effective January 12, 2005) (incorporated by reference to Exhibit 4.35 of EXFO’s Annual Report on Form 20-F for the fiscal year ended August 31, 2005 (File No. 000-30895)).

(d)(ii)	Deferred Share Unit Plan, effective January 12, 2005 (incorporated by reference to Exhibit 4.36 of EXFO’s Annual Report on Form 20-F for the fiscal year ended August 31, 2005 (File No. 000-30895)).

(g)	None.

(h)	None.